Exhibit 99.1

Nano Dimension Acquisition of Desktop Metal Receives Support from Leading Proxy Advisory Firm - ISS

Institutional Shareholder Services Recommends
That Desktop Metal’s Shareholders Vote For the Company’s Proposals

Merger Agreement Announced July 3rd, 2024 For Nano Dimension to Acquire Desktop Metal “Likely the Best Available at the Time” Based on the Sales Process and “the Implied Valuation Appears Fair”

Desktop Metal’s Shareholders Should Vote No Later Than 11:59 pm ET on October 1st

Waltham, Mass, Sept. 23, 2024 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension” or “Nano”) and Desktop Metal, Inc. (NYSE: DM) (“Desktop Metal” or “DM”) today jointly announced that Institutional Shareholder Services (“ISS”), a leading proxy advisory firm, has recommended that Desktop Metal shareholders vote to support the merger agreement and other deal related proposals.

On the major agenda item, “Item 1. Approve Merger Agreement”, ISS wrote: “The sales process suggests the offer is likely the best available at this time, shareholders are receiving a premium, the implied valuation appears fair, and the cash consideration provides liquidity and immediate value. Based on these factors, support FOR the proposed transaction is warranted.”

ISS also wrote: “Notably, the acquirer’s stock price increased by 16.7 percent in response to the announcement…The outperformance against the relevant market index indicates a potential downside risk of non-approval.”

DM shareholders should ensure they vote no later than 11:59 pm ET on October 1 by following the instructions provided by their brokers. Most brokers allow shareholders to vote via internet and most shareholders should have received an email containing a link to vote.

The Desktop Metal shareholder vote on the deal is one of the major milestones in the process to close the transaction. Nano Dimension shareholders are not required to approve the merger.

Ric Fulop, Desktop Metal’s Founder, Chief Executive Officer, and member of the board of directors, said, “As ISS has concluded, Nano Dimension’s offer is expected to represent a premium for shareholders. We strongly urge shareholders to follow the ISS recommendation and vote today to support this acquisition as we transition through a critical moment in the Additive Manufacturing industry. While we await the final vote and regulatory approvals, we look forward to working with Nano Dimension to join two great companies and their devoted teams that can serve our shareholders to the maximum extent possible.”

Yoav Stern, Nano Dimension’s Chief Executive Officer and member of the board of directors, added, “We are pleased to get ISS’s support on our merger agreement with Desktop Metal. As a leading independent proxy advisor, their review and support of this transaction is a testament to the work we did to ensure it was a fair, value-creating opportunity for all shareholders. We look forward to receiving similar support from Desktop Metal’s shareholders and being able to close the transaction as soon as possible thereafter, subject to required regulatory approvals.”

About Desktop Metal

Desktop Metal (NYSE: DM) is driving Additive Manufacturing 2.0, a new era of on-demand, digital mass production of industrial, medical, and consumer products. Its innovative 3D printers, materials, and software deliver the speed, cost, and part quality required for this transformation. Desktop Metal is the original inventors and world leaders of the 3D printing methods it believes will empower this shift, binder jetting and digital light processing. Today, Desktop Metal’s systems print metal, polymer, sand and other ceramics, as well as foam and recycled wood. Manufacturers use its technology worldwide to save time and money, reduce waste, increase flexibility, and produce designs that solve the world’s toughest problems and enable once-impossible innovations. Learn more about Desktop Metal and its #TeamDM brands at www.desktopmetal.com.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension has served over 2,000 customers across vertical target markets such as aerospace and defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The Company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Desktop Metal filed with the SEC a proxy statement (the “Proxy Statement”) on August 15, 2024. Desktop Metal may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Proxy Statement or any other document that Desktop Metal may file with the SEC. The definitive Proxy Statement has been mailed to shareholders of Desktop Metal. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders can obtain free copies of the Proxy Statement and other documents containing important information about Desktop Metal and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Registrant will be available free of charge on the Registrant’s website at https://investors.nano-di.com/sec-filings-1/default.aspx.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Such forward-looking statements include statements relating to the proposed transaction between Desktop Metal and Nano , including statements regarding the benefits of the transaction and the anticipated timing of the transaction, statements that contain projections of results of operations or of financial condition and all other statements other than statements of historical fact that address activities, events or developments that Desktop Metal intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” “may,” “will,” “intends,” “projects,” “could,” “would,” “estimate,” “potential,” “continue,” “plan,” “target,” or the negative of these words or similar expressions. These forward-looking statements involve known and unknown risks and uncertainties, which may cause Desktop Metal’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may cause Desktop Metal’s or Nano’s actual results or performance to be materially different from those expressed or implied in the forward-looking statements include, but are not limited to, (i) the ultimate outcome of the proposed transaction between Desktop Metal and Nano, including the possibility that Desktop Metal’s stockholders will reject the proposed transaction; (ii) the effect of the announcement of the proposed transaction on the ability of Desktop Metal to operate its business and retain and hire key personnel and to maintain favorable business relationships; (iii) the timing of the proposed transaction; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; (v) the ability to satisfy closing conditions to the completion of the proposed transaction (including any necessary stockholder approvals); (vi) other risks related to the completion of the proposed transaction and actions related thereto; (vii) reductions in the Per Share Merger Consideration to be paid based on transaction expenses, potential borrowings under the Bridge Loan Facility and agreements relating to severance for certain executive officers and employees of Desktop Metal; and (viii) those factors and risks described in Item 3.D “Key Information - Risk Factors,” Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects” in Nano’s Annual Report on Form 20-F for the year ended December 31, 2023 and Part 1, Item 1A, “Risk Factors” in Desktop Metal’s Annual Report on Form 10-K for the year ended December 31, 2023 and Part II, Item 1A, “Risk Factors” in Desktop Metal’s most recent Quarterly Reports on Form 10-Q, each filed with the SEC, and in Desktop Metal’s other filings with the SEC.

The forward-looking statements included in this communication are made only as of the date hereof. Neither Desktop Metal nor Nano undertake any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Nano Dimension Contacts

Investor:
ir@nano-di.com

Media:
Kal Goldberg / Hannah Dunning | NanoDimension@fgsglobal.com

Desktop Metal Contacts

Investors:
(857) 504-1084
DesktopMetalIR@icrinc.com

Media:
Sarah Webster
(313) 715-6988
sarahwebster@desktopmetal.com

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